FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2021

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:	/s/ Asaf Berenstin
Asaf Berenstin Chief Financial Officer
dated: August 19, 2021

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Press release: Formula Systems Reports Second Quarter and First Half 2021 Financial Results

2